Exhibit 99.1

Skeena Bolsters 21A West Zone Intersecting

18.18 g/t Au, 130.2 g/t Ag over 9.26 metres

Vancouver, BC (February 22, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce drilling results from the 2022 regional and near mine exploration and delineation campaigns at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of British Columbia. This release completes the reporting for remaining drill holes from the 2022 program. Analytical results and reference images are detailed in this release as well as on the Company’s website.

2022 Near Mine Exploration Drilling Highlights:

•	18.18 g/t Au, 130.2 g/t Ag over 9.26 m (SK-22-1132) - 21A West Zone

•	14.90 g/t Au, 2.5 g/t Ag over 5.70 m (SK-22-1177) - 21A West Zone

•	0.95 g/t Au, 1,003.3 g/t Ag over 6.42 m (SK-22-1187) - 23 Zone

•	1.11 g/t Au, 19.7 g/t Ag over 26.10 m (SK-22-1187) - 23 Zone

•	4.96 g/t Au, 14.6 g/t Ag over 25.98 m (SK-22-1171) - 21E Zone

•	3.39 g/t Au, 34.4 g/t Ag over 23.77 m (SK-22-1160) - 21E Zone

•	2.78 g/t Au, 59.0 g/t Ag over 20.49 m (SK-22-1173) - 21E Zone

True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted composites. Samples below detection limit were nulled to a value of zero.

New Mineralization Expands 21A West Zone

Situated at a vertical depth of 25 metres below surface, drill hole SK-22-1132 has vertically extended the 21A West Zone to near-surface with an intersection of 18.18 g/t Au, 130.2 g/t Ag over 9.26 m. This new intercept occurs in a portion of the 21A Zone that is devoid of historical drilling and 75 metres vertically up-dip of previously reported Skeena drill hole SK-22-1031, which intersected 2.21 g/t Au, 4.6 g/t Ag over 50.00 m.

An additional extension to the south end of the 21A West Zone just beyond the Feasibility Study pit limits and only 10 metres below surface was completed by drill hole SK-22-1177, averaging 14.90 g/t Au, 2.5 g/t Ag over 5.70 m. This new expansion occurs 100 metres vertically up-dip of previously reported drill hole SK-22-1028, which intersected 1.74 g/t Au, 1.7 g/t Ag over 46.77 m. The space between the two drill holes remains untested.

The 21A West Zone has been defined by 2022 drilling over a 350 metre strike length from surface to 200 metres below surface. Horizontal widths of the zone vary and range from thicknesses of 1 to 50 metres. The 21A West Zone remains open for expansion along strike as well as at depth.

23 Zone Continues to Develop

New rhyolite and dacite hosted mineralization analogous to that observed in the 23 Zone has been discovered south of the 21E Zone. Drill hole SK-22-1187 intersected two noteworthy horizons, the first of which is argentiferous and occurs at surface grading 0.95 g/t Au, 1,003.3 g/t Ag over 6.42 m. The second occurrence, averaging 1.11 g/t Au, 19.7 g/t Ag over 26.10 m, is situated 65 metres vertically below surface in a previously untested northern extension of the 23 Zone.

To date, the mineralized horizons comprising the 23 Zone have been traced by variably spaced exploratory drilling from the 21E Zone south for approximately 800 metres. Drilling has outlined mineralization from surface to more than 300 metres below surface and remains open for expansion.

21E Zone Exploration and Delineation

Exploration and delineation drilling within the area surrounding the 21E Zone was targeted at mineralization analogous to that observed along strike in the 23 Zone. New dacite hosted mineralization was encountered by SK-22-1170, averaging 1.01 g/t Au, 37.9 g/t Ag over 21.21 m, located 35 metres below the Feasibility Study pit shell.

Previously defined 21E Zone resources were corroborated by the 2022 drill holes in this area as they tested mineralization below and along strike of the known resources. Highlights include 4.96 g/t Au, 14.6 g/t Ag over 25.98 m, 3.39 g/t Au, 34.4 g/t Ag over 23.77 m and 2.78 g/t Au, 59.0 g/t Ag over 20.49 m in drill holes SK-22-1171, SK-22-1160 and SK-22-1173, respectively.

Expected Timing of Mineral Resource Estimate

The 21A West Zone and 23 Zones were discovered by Skeena in 2021 and represent rhyolite-dacite hosted synvolcanic feeder style mineralization that has not yet been included in any Mineral Resource Estimates (“MRE”) or economic analyses. With all analytical results now received from the 2022 drilling program, the Company will be incorporating all drilling data from after September 2021 into an updated MRE scheduled for completion in H1 2023.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, John Tyler, P.Geo., Raegan Markel, P.Geo. and Vice President of Exploration, Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Senior Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5 ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

2022 Au-Ag Resources and Reserves
Skeena Drill Intercept
(Hole ID: Au g/t, Ag g/t / Metres)
Newly Discovered
Mineralization
Eskay Creek Project
21A West Zone
Vertical Section 9900N
10 Metre Section Envelope
Looking Grid North
Basalt
Surface
21A Zone
SK-22-1132: 18.18, 130.2 / 9.26
Contact Mudstone
SK-21-997: 8.78, 13.0 / 34.00
1000 mASL
New 21A West Zone
SK-22-1031: 2.21, 4.6 / 50.00
2022 FS Pit Limits
Lower Mudstone
Rhyolite
900 mASL
100 Metres
Dacite
700 mE
800 mE
900 mE

Table 1: Eskay Creek Project 2022 Exploratory Drilling Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1073	13.00	14.50	1.50	1.75	5.8
SK-22-1077	50.00	51.00	1.00	4.93	4.4
SK-22-1077	60.00	64.50	4.50	1.03	1.8
SK-22-1077	103.50	105.00	1.50	0.79	4.5
SK-22-1098	51.15	57.46	6.31	1.32	1.2
SK-22-1098	71.77	73.95	2.18	0.97	10.7
SK-22-1098	81.00	103.00	22.00	1.24	2.3
SK-22-1098	160.00	161.00	1.00	0.38	64.0
SK-22-1099	105.00	109.00	4.00	16.27	0.5
Including	105.00	106.00	1.00	10.55	<0.50
and	106.00	107.50	1.50	26.50	<0.50
SK-22-1099	115.00	116.54	1.54	1.18	1.5
SK-22-1099	192.50	200.50	8.00	1.32	1.0
SK-22-1099	209.50	214.00	4.50	1.01	1.0
SK-22-1100	182.00	182.53	0.53	0.70	33.1
SK-22-1101	97.75	100.50	2.75	1.67	3.1
SK-22-1101	134.50	136.00	1.50	0.65	3.6
SK-22-1101	143.50	145.00	1.50	0.60	10.6
SK-22-1101	152.50	190.00	37.50	0.88	13.4
SK-22-1101	207.00	208.50	1.50	1.10	5.8
SK-22-1102	114.79	116.29	1.50	0.70	3.4
SK-22-1102	159.50	161.00	1.50	1.16	11.8
SK-22-1102	193.50	195.00	1.50	0.64	33.1
SK-22-1105					NSA
SK-22-1106	133.00	134.50	1.50	1.88	2.0
SK-22-1106	172.50	173.50	1.00	0.73	17.2
SK-22-1106	178.34	178.92	0.58	0.14	114.0
SK-22-1106	183.70	191.40	7.70	1.00	9.0
SK-22-1106	210.48	232.00	21.52	1.25	9.2
SK-22-1106	237.75	239.06	1.31	1.01	5.8
SK-22-1106	252.50	263.90	11.40	1.03	9.1
SK-22-1106	270.00	272.00	2.00	0.69	6.0
SK-22-1106	300.00	301.70	1.70	0.59	3.2
SK-22-1107	273.50	278.00	4.50	0.49	11.2
SK-22-1107	288.50	303.00	14.50	2.29	6.1
SK-22-1107	335.92	337.25	1.33	0.19	119.3
SK-22-1107	345.50	350.00	4.50	0.78	14.8
SK-22-1107	389.58	390.50	0.92	0.74	0.7
SK-22-1108	102.00	106.00	4.00	2.68	1.0
SK-22-1108	115.00	118.00	3.00	1.30	1.8
SK-22-1108	192.58	193.90	1.32	0.59	0.9
SK-22-1108	246.50	252.50	6.00	0.64	8.2
SK-22-1108	268.58	274.50	5.92	1.36	5.2
SK-22-1108	298.00	299.50	1.50	0.82	0.5
SK-22-1109	80.50	83.50	3.00	1.32	48.8
SK-22-1109	168.76	173.50	4.74	1.47	52.2
SK-22-1110	137.00	141.50	4.50	2.02	8.3
SK-22-1110	188.00	196.50	8.50	0.67	2.2
SK-22-1111	36.50	37.50	1.00	0.64	7.4
SK-22-1111	52.50	54.00	1.50	1.30	24.1
SK-22-1111	70.50	74.00	3.50	1.32	34.7

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1111	78.00	80.00	2.00	0.34	192.2
SK-22-1111	110.00	112.50	2.50	1.11	11.7
SK-22-1111	117.00	118.12	1.12	0.75	2.6
SK-22-1111	130.00	131.50	1.50	0.85	0.7
SK-22-1114	25.50	29.20	3.70	2.29	113.4
SK-22-1114	80.50	86.00	5.50	0.50	8.3
SK-22-1114	185.00	186.00	1.00	0.73	7.5
SK-22-1114	205.50	218.00	12.50	0.83	7.4
SK-22-1114	271.19	272.50	1.31	0.67	2.5
SK-22-1115	16.50	21.00	4.50	1.11	65.7
SK-22-1115	39.00	42.00	3.00	1.32	12.6
SK-22-1115	49.10	51.50	2.40	0.72	12.7
SK-22-1115	64.50	66.00	1.50	0.39	21.2
SK-22-1115	162.60	163.20	0.60	0.76	43.0
SK-22-1115	171.00	175.05	4.05	0.59	4.8
SK-22-1115	203.50	205.00	1.50	0.52	7.4
SK-22-1116					NSA
SK-22-1117	49.96	72.27	22.31	0.68	3.6
SK-22-1117	97.00	97.95	0.95	0.79	1.4
SK-22-1117	140.00	153.50	13.50	0.57	14.7
SK-22-1117	161.00	162.50	1.50	0.55	14.0
SK-22-1117	173.00	174.50	1.50	1.68	2.6
SK-22-1117	188.00	194.00	6.00	2.55	1.8
SK-22-1117	198.50	200.00	1.50	0.76	1.1
SK-22-1118	259.50	266.50	7.00	6.46	12.5
Including	263.65	265.12	1.47	14.50	17.5
and	265.12	266.50	1.38	11.70	4.0
SK-22-1118	280.83	285.00	4.17	0.85	9.9
SK-22-1118	314.55	319.00	4.45	0.74	25.6
SK-22-1119	43.02	48.50	5.48	0.84	93.0
SK-22-1120	42.50	47.00	4.50	0.80	39.1
SK-22-1120	52.90	64.90	12.00	0.28	62.9
SK-22-1120	120.00	130.50	10.50	3.14	40.6
SK-22-1120	135.65	136.15	0.50	0.90	5.5
SK-22-1121					NSA
SK-22-1123	81.00	91.71	10.71	0.83	2.8
SK-22-1123	124.50	126.00	1.50	1.45	2.8
SK-22-1123	168.30	184.00	15.70	0.82	34.6
SK-22-1123	203.00	206.00	3.00	0.63	5.0
SK-22-1124	71.50	73.00	1.50	0.98	6.2
SK-22-1124	87.50	89.00	1.50	1.44	13.6
SK-22-1124	143.00	172.00	29.00	1.09	4.5
SK-22-1125					NSA
SK-22-1126					NSA
SK-22-1127					NSA
SK-22-1128	113.00	117.00	4.00	0.57	19.0
SK-22-1129	72.50	74.00	1.50	0.81	45.0
SK-22-1130					NSA
SK-22-1132	46.35	55.61	9.26	18.18	130.2
Including	48.25	49.16	0.91	20.30	665.0
and	49.16	50.50	1.34	25.60	60.3
and	50.50	51.80	1.30	27.20	45.8
and	53.12	54.40	1.28	44.80	58.3
SK-22-1133	123.50	126.50	3.00	1.01	2.7
SK-22-1133	140.00	155.50	15.50	0.87	8.4

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1133	161.50	163.00	1.50	0.75	2.0
SK-22-1133	169.00	183.50	14.50	0.66	11.3
SK-22-1134	55.60	58.56	2.96	0.89	5.1
SK-22-1134	67.50	87.00	19.50	1.31	11.3
SK-22-1134	94.50	97.50	3.00	0.24	154.2
SK-22-1134	115.50	118.50	3.00	0.71	10.1
SK-22-1134	130.50	138.71	8.21	2.06	6.2
SK-22-1134	147.50	153.50	6.00	0.56	91.7
SK-22-1135	48.28	52.00	3.72	4.13	0.5
SK-22-1135	105.00	108.00	3.00	1.03	577.2
Including	106.00	107.00	1.00	1.22	969.0
SK-22-1135	113.32	117.00	3.68	0.79	1.2
SK-22-1135	126.00	127.50	1.50	0.20	45.4
SK-22-1136	112.50	114.00	1.50	0.71	2.9
SK-22-1136	167.50	173.50	6.00	0.62	6.6
SK-22-1137	129.60	131.38	1.78	0.83	9.7
SK-22-1137	137.84	138.34	0.50	0.50	10.9
SK-22-1137	159.92	161.00	1.08	1.28	26.7
SK-22-1137	169.40	170.62	1.22	0.96	0.7
SK-22-1138	80.00	81.50	1.50	0.19	40.8
SK-22-1138	115.50	117.00	1.50	0.62	0.8
SK-22-1138	129.20	133.50	4.30	0.69	3.9
SK-22-1138	162.50	171.50	9.00	0.76	2.5
SK-22-1138	176.00	177.50	1.50	0.59	1.7
SK-22-1139	104.55	106.00	1.45	0.40	27.7
SK-22-1139	151.50	152.20	0.70	0.47	12.8
SK-22-1139	160.50	186.50	26.00	1.56	4.6
SK-22-1139	194.50	199.21	4.71	0.20	15.5
SK-22-1139	203.49	205.65	2.16	1.16	6.2
SK-22-1140	95.10	96.69	1.59	2.29	9.8
SK-22-1140	119.28	136.20	16.92	0.97	37.6
SK-22-1141	88.32	89.70	1.38	0.37	20.9
SK-22-1141	102.98	106.70	3.72	0.66	10.8
SK-22-1141	112.50	114.00	1.50	0.23	39.3
SK-22-1141	145.90	148.25	2.35	0.82	89.9
SK-22-1141	158.50	164.50	6.00	0.32	16.1
SK-22-1141	180.50	182.00	1.50	0.47	11.7
SK-22-1141	187.75	195.27	7.52	0.38	30.0
SK-22-1142	1.00	7.54	6.54	0.71	9.5
SK-22-1142	30.00	32.00	2.00	0.78	11.9
SK-22-1142	38.00	42.04	4.04	0.33	69.3
SK-22-1142	66.63	67.15	0.52	0.23	41.7
SK-22-1142	91.00	92.50	1.50	1.25	1.3
SK-22-1143	2.50	5.50	3.00	0.68	25.9
SK-22-1143	11.50	13.50	2.00	0.69	14.2
SK-22-1143	18.53	36.00	17.47	0.67	25.9
SK-22-1143	50.00	51.00	1.00	0.52	31.0
SK-22-1143	80.00	84.00	4.00	0.55	5.2
SK-22-1143	87.50	89.00	1.50	0.60	4.6
SK-22-1144	4.50	14.51	10.01	0.83	16.1
SK-22-1144	26.93	39.66	12.73	2.41	24.0
Including	29.28	29.78	0.50	44.00	50.6
SK-22-1144	51.00	57.50	6.50	0.72	30.5
SK-22-1144	61.50	72.00	10.50	0.44	26.3
SK-22-1144	76.50	80.00	3.50	0.80	50.8

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1144	86.00	87.50	1.50	0.66	24.7
SK-22-1144	105.50	108.50	3.00	0.47	13.5
SK-22-1145	38.00	38.50	0.50	0.40	53.0
SK-22-1145	46.00	47.50	1.50	0.68	1.4
SK-22-1145	55.60	57.30	1.70	0.72	21.1
SK-22-1145	66.00	67.50	1.50	1.82	9.3
SK-22-1145	98.90	100.70	1.80	1.24	5.7
SK-22-1145	104.50	110.50	6.00	0.73	1.0
SK-22-1145	122.50	127.00	4.50	1.64	0.8
SK-22-1145	144.00	145.50	1.50	0.84	0.5
SK-22-1146	14.18	17.00	2.82	0.48	7.6
SK-22-1146	21.50	40.75	19.25	0.96	11.5
SK-22-1146	45.00	49.50	4.50	1.99	12.9
SK-22-1146	118.58	119.50	0.92	0.55	7.6
SK-22-1147	78.74	90.00	11.26	0.88	3.4
SK-22-1147	97.50	100.50	3.00	1.15	4.7
SK-22-1147	109.50	112.50	3.00	0.63	0.6
SK-22-1147	117.00	123.00	6.00	0.59	0.6
SK-22-1147	129.00	130.50	1.50	0.82	0.8
SK-22-1147	138.83	141.50	2.67	0.94	1.8
SK-22-1148	43.50	75.00	31.50	1.44	34.8
SK-22-1148	97.50	98.30	0.80	0.44	20.2
SK-22-1148	124.00	131.50	7.50	0.69	1.3
SK-22-1148	139.00	147.50	8.50	0.84	0.9
SK-22-1148	156.50	159.50	3.00	1.02	0.5
SK-22-1149	15.50	23.00	7.50	0.52	18.7
SK-22-1149	32.00	36.50	4.50	0.75	5.3
SK-22-1149	150.50	151.50	1.00	0.92	11.0
SK-22-1149	180.24	187.20	6.96	0.98	2.9
SK-22-1149	197.40	200.28	2.88	0.97	49.1
SK-22-1149	209.00	210.50	1.50	0.82	7.5
SK-22-1149	220.00	221.12	1.12	0.72	10.7
SK-22-1150	36.00	37.00	1.00	0.70	2.9
SK-22-1150	56.29	57.00	0.71	1.88	42.4
SK-22-1150	62.06	78.87	15.49	0.99	16.7
SK-22-1150	82.42	88.13	5.71	0.79	9.1
SK-22-1150	94.50	95.72	1.22	1.01	1.4
SK-22-1150	100.97	104.00	3.03	1.78	4.0
SK-22-1150	117.04	119.34	2.30	0.67	0.6
SK-22-1150	123.30	136.88	13.58	0.60	5.1
SK-22-1150	144.19	145.00	0.81	0.83	4.9
SK-22-1150	157.93	163.05	5.12	0.56	0.5
SK-22-1151	11.02	12.50	1.48	0.67	1.8
SK-22-1151	18.75	19.75	1.00	0.60	57.4
SK-22-1151	24.42	25.25	0.83	0.62	35.0
SK-22-1151	31.00	32.22	1.22	0.42	28.2
SK-22-1151	51.50	52.24	0.74	1.10	7.9
SK-22-1151	65.40	68.00	2.60	0.68	13.6
SK-22-1151	71.51	79.00	7.49	0.54	7.9
SK-22-1151	175.00	178.15	3.15	0.52	2.6
SK-22-1151	194.00	195.00	1.00	0.84	3.2
SK-22-1151	204.00	208.93	4.93	1.59	8.7
SK-22-1151	247.03	247.60	0.57	0.51	18.1
SK-22-1152	20.50	22.00	1.50	0.64	1.7
SK-22-1152	36.77	42.08	5.31	0.56	6.1

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1152	45.19	47.00	1.81	0.75	183.0
SK-22-1152	53.08	68.82	15.74	0.86	35.5
SK-22-1152	72.64	97.00	24.36	0.91	2.2
SK-22-1152	103.00	129.00	26.00	0.89	9.6
SK-22-1152	135.82	138.86	3.04	2.29	16.8
SK-22-1152	154.50	176.31	21.18	0.61	30.6
SK-22-1152	190.22	190.97	0.75	0.60	7.4
SK-22-1152	197.10	199.04	1.94	0.54	19.3
SK-22-1152	210.33	213.98	3.65	0.56	8.8
SK-22-1153	196.40	199.00	2.60	0.66	1.0
SK-22-1154	84.00	86.00	2.00	0.61	121.4
SK-22-1154	139.45	140.43	0.98	0.31	34.4
SK-22-1154	145.50	147.00	1.50	0.63	2.2
SK-22-1154	177.90	179.55	1.65	1.39	3.6
SK-22-1154	187.00	188.50	1.50	0.74	1.4
SK-22-1155	82.58	93.50	10.92	0.31	189.8
SK-22-1155	98.00	99.50	1.50	0.54	68.4
SK-22-1155	108.50	110.00	1.50	0.12	64.7
SK-22-1155	189.80	196.66	6.86	0.83	7.0
SK-22-1155	200.35	201.50	1.15	0.60	2.0
SK-22-1155	228.50	230.00	1.50	0.91	1.4
SK-22-1156	7.00	9.50	2.50	3.05	795.4
Including	7.00	8.35	1.35	5.08	1390.0
SK-22-1156	96.00	108.50	12.50	0.95	2.2
SK-22-1157	5.00	11.00	6.00	0.62	96.0
SK-22-1157	93.50	95.00	1.50	0.90	1.8
SK-22-1157	101.00	111.50	10.50	0.88	26.3
SK-22-1157	144.00	155.61	11.61	0.52	36.6
SK-22-1158	6.50	12.00	5.50	0.34	70.2
SK-22-1158	95.50	100.00	4.50	0.57	27.9
SK-22-1158	152.00	152.70	0.70	0.45	13.2
SK-22-1158	181.00	184.00	3.00	0.62	3.6
SK-22-1158	196.00	197.00	1.00	0.55	4.4
SK-22-1159	15.68	20.69	5.01	0.94	13.8
SK-22-1159	29.00	32.00	3.00	0.79	7.9
SK-22-1159	109.04	115.50	6.46	3.12	59.0
SK-22-1159	160.00	164.00	4.00	0.93	2.3
SK-22-1160	2.50	8.30	5.80	0.74	39.7
SK-22-1160	20.05	43.82	23.77	3.39	34.4
INCLUDING	35.00	36.50	1.50	9.96	32.3
SK-22-1160	50.77	66.00	15.23	0.73	11.5
SK-22-1160	70.50	84.79	14.29	0.79	31.1
SK-22-1160	88.50	104.80	16.30	1.45	17.6
INCLUDING	94.46	95.40	0.94	8.92	100.0
SK-22-1160	114.60	119.17	4.57	0.74	11.4
SK-22-1160	123.00	124.00	1.00	0.52	7.5
SK-22-1160	179.50	184.41	4.91	0.53	8.5
SK-22-1160	189.12	205.00	15.88	0.58	11.4
SK-22-1160	215.00	230.65	15.65	0.99	7.5
SK-22-1161	5.24	33.15	27.91	1.54	40.4
SK-22-1161	38.72	47.43	8.71	0.97	19.1
SK-22-1161	51.67	53.15	1.48	0.68	15.6
SK-22-1161	158.50	160.00	1.50	0.54	10.1
SK-22-1161	170.50	207.50	37.00	0.56	22.0
SK-22-1161	222.76	223.50	0.74	0.43	17.8

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1161	235.00	247.24	12.24	0.76	9.9
SK-22-1161	256.15	257.64	1.49	0.68	31.8
SK-22-1162	12.00	35.50	23.50	1.91	19.4
Including	31.91	33.00	1.09	21.10	42.4
SK-22-1162	96.61	99.00	2.39	0.76	3.4
SK-22-1162	106.50	113.00	6.50	0.52	5.8
SK-22-1162	125.00	126.47	1.47	0.35	34.4
SK-22-1162	140.58	143.83	3.25	1.46	9.3
SK-22-1162	152.00	157.50	5.50	0.86	6.3
SK-22-1162	170.50	172.00	1.50	0.52	7.0
SK-22-1162	190.00	196.00	6.00	0.81	4.0
SK-22-1162	230.00	231.43	1.43	0.59	13.3
SK-22-1163	9.00	10.50	1.50	0.76	1.3
SK-22-1163	15.00	16.42	1.42	0.62	21.5
SK-22-1163	31.50	42.25	10.75	0.29	26.2
SK-22-1163	52.50	54.00	1.50	0.42	72.9
SK-22-1163	62.60	73.00	10.40	0.82	8.4
SK-22-1163	98.50	105.50	7.00	0.54	23.4
SK-22-1163	120.33	121.00	0.67	1.37	31.3
SK-22-1163	132.00	133.50	1.50	0.36	173.0
SK-22-1163	182.50	183.35	0.85	0.62	6.2
SK-22-1164	22.00	25.00	3.00	0.41	32.6
SK-22-1164	38.50	39.90	1.40	0.36	47.8
SK-22-1164	43.80	55.00	11.20	0.84	19.4
SK-22-1164	87.67	106.45	18.78	0.56	28.4
SK-22-1165	17.00	19.75	2.75	0.57	15.4
SK-22-1165	32.00	42.35	10.35	0.93	7.6
SK-22-1165	47.10	48.50	1.40	0.40	18.2
SK-22-1165	53.00	54.50	1.50	0.54	22.7
SK-22-1165	72.11	76.50	4.39	1.56	13.5
SK-22-1166	4.00	8.00	4.00	0.48	9.2
SK-22-1166	37.71	44.00	6.29	0.69	7.7
SK-22-1166	47.50	57.70	10.20	0.54	14.9
SK-22-1166	81.98	84.00	2.02	9.19	24.5
Including	83.00	83.50	0.50	34.90	9.3
SK-22-1166	88.50	93.00	4.50	0.62	2.5
SK-22-1166	108.00	109.50	1.50	0.91	0.8
SK-22-1167	11.00	17.54	6.54	0.61	7.9
SK-22-1167	27.50	28.50	1.00	1.47	13.8
SK-22-1167	110.50	112.00	1.50	0.73	7.7
SK-22-1167	116.25	121.82	5.57	1.11	9.1
SK-22-1167	131.40	134.00	2.60	0.66	5.2
SK-22-1168					NSA
SK-22-1169					NSA
SK-22-1170	2.34	17.00	14.66	0.56	20.4
SK-22-1170	25.04	33.50	8.46	1.89	112.8
SK-22-1170	59.75	74.50	14.75	3.22	98.4
INCLUDING	62.50	64.00	1.50	3.60	761.0
SK-22-1170	108.50	110.00	1.50	0.22	69.6
SK-22-1170	133.79	155.00	21.21	1.01	37.9
SK-22-1170	159.50	164.00	4.50	0.63	11.3
SK-22-1170	185.11	188.50	3.39	0.52	33.6
SK-22-1170	192.49	200.00	7.51	0.82	3.6
SK-22-1171	2.10	15.55	13.45	0.60	18.5
SK-22-1171	21.96	29.00	7.04	0.80	39.1

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1171	54.50	80.48	25.98	4.96	14.6
Including	73.31	74.50	1.19	24.40	26.1
SK-22-1171	83.89	93.00	9.11	3.60	11.0
Including	83.89	85.00	1.11	11.90	5.0
and	85.00	85.68	0.68	15.65	15.2
SK-22-1171	124.50	126.00	1.50	0.98	1.2
SK-22-1171	137.15	141.00	3.85	0.81	7.5
SK-22-1171	184.00	185.14	1.14	0.70	0.5
SK-22-1172	3.93	5.00	1.07	0.93	3.7
SK-22-1172	13.00	14.50	1.50	0.56	44.3
SK-22-1172	40.66	52.00	11.34	0.50	26.7
SK-22-1172	57.08	61.55	4.47	2.57	71.9
SK-22-1172	77.00	90.18	13.18	1.82	54.2
SK-22-1172	139.54	167.00	27.46	1.18	12.4
SK-22-1172	174.50	194.00	19.50	0.90	21.0
SK-22-1172	238.00	239.10	1.10	0.68	0.5
SK-22-1173	27.57	52.00	24.43	1.68	113.8
SK-22-1173	74.00	94.49	20.49	2.78	59.0
SK-22-1173	111.00	112.50	1.50	0.60	1.7
SK-22-1173	123.00	124.50	1.50	0.53	9.7
SK-22-1173	128.72	152.50	23.78	0.60	15.5
SK-22-1173	160.00	161.50	1.50	0.54	8.0
SK-22-1173	180.50	182.00	1.50	0.62	3.8
SK-22-1173	189.83	198.00	8.17	0.82	8.5
SK-22-1173	202.50	218.00	15.50	0.58	9.2
SK-22-1173	226.00	238.52	12.52	0.93	10.9
SK-22-1173	245.50	249.53	4.03	0.89	14.9
SK-22-1174	14.34	15.87	1.53	5.98	100.0
SK-22-1174	23.00	36.50	13.50	0.81	64.9
SK-22-1174	54.00	70.47	16.47	3.17	41.9
Including	68.50	69.50	1.00	10.40	53.0
SK-22-1174	115.50	117.00	1.50	0.63	0.9
SK-22-1174	138.71	141.00	2.29	0.97	2.4
SK-22-1174	148.50	150.00	1.50	0.86	1.8
SK-22-1174	159.50	161.00	1.50	0.60	0.5
SK-22-1175	13.70	16.00	2.30	4.79	135.9
INCLUDING	13.70	15.07	1.37	7.76	215.0
SK-22-1175	22.50	34.50	12.00	0.69	66.8
SK-22-1175	54.20	57.50	3.30	0.99	1.1
SK-22-1175	63.00	78.50	15.50	1.62	167.8
Including	65.50	66.75	1.25	6.50	1465.0
SK-22-1175	86.00	89.00	3.00	1.01	0.9
SK-22-1175	99.15	112.08	12.93	2.10	18.8
SK-22-1175	135.00	143.00	8.00	0.64	8.0
SK-22-1175	154.00	166.35	12.35	1.68	18.6
SK-22-1175	171.00	172.50	1.50	0.97	2.7
SK-22-1176	7.12	8.00	0.88	0.75	9.6
SK-22-1176	19.50	23.84	4.34	2.35	48.0
SK-22-1176	32.50	55.50	23.00	0.85	40.2
SK-22-1176	60.50	70.00	9.50	0.63	5.5
SK-22-1177	22.30	28.00	5.70	14.90	2.5
Including	23.28	24.70	1.42	44.20	5.4
and	24.70	25.80	1.10	12.00	2.1
SK-22-1177	63.00	64.00	1.00	0.97	1.4
SK-22-1177	69.00	70.50	1.50	0.63	1.3

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1178	24.62	25.45	0.83	0.73	3.0
SK-22-1178	48.50	50.00	1.50	1.20	1.3
SK-22-1178	173.90	185.60	11.70	3.78	16.0
Including	176.10	177.42	1.32	11.75	52.3
SK-22-1178	210.33	219.50	9.17	1.14	2.8
SK-22-1178	229.00	233.50	4.50	0.65	1.4
SK-22-1179	16.70	18.00	1.30	0.65	1.9
SK-22-1179	118.00	119.00	1.00	0.94	3.6
SK-22-1179	166.78	179.97	13.19	1.90	13.3
SK-22-1180	4.35	7.35	3.00	0.56	8.2
SK-22-1180	53.50	55.00	1.50	0.88	2.0
SK-22-1180	87.68	92.00	4.32	0.68	0.9
SK-22-1180	185.35	187.90	2.55	2.22	10.4
SK-22-1180	193.50	194.64	1.14	1.07	6.6
SK-22-1180	206.00	210.50	4.50	0.52	2.4
SK-22-1180	228.25	229.50	1.25	0.91	0.5
SK-22-1180	242.00	251.25	9.25	0.68	0.9
SK-22-1180	265.81	266.96	1.15	0.78	3.7
SK-22-1180	275.00	276.16	1.16	0.65	0.5
SK-22-1181	11.50	32.50	21.00	0.95	85.4
SK-22-1181	80.23	81.23	1.00	0.56	6.2
SK-22-1181	124.46	129.00	4.54	1.16	0.8
SK-22-1183	9.00	15.50	6.50	1.40	65.0
SK-22-1183	20.00	21.50	1.50	0.66	34.3
SK-22-1183	35.00	38.00	3.00	0.75	1.5
SK-22-1183	48.50	50.00	1.50	0.83	0.9
SK-22-1183	54.50	56.00	1.50	0.70	3.7
SK-22-1183	80.00	82.04	2.04	0.86	2.6
SK-22-1183	89.19	90.50	1.31	0.69	5.1
SK-22-1183	110.00	111.29	1.29	0.67	1.6
SK-22-1183	114.50	119.00	4.50	0.54	2.9
SK-22-1183	122.85	147.50	24.65	1.13	7.0
SK-22-1184	13.00	23.50	10.50	0.76	16.3
SK-22-1184	28.00	29.50	1.50	0.57	27.6
SK-22-1184	83.60	87.06	3.46	1.74	17.0
SK-22-1184	100.50	134.10	33.60	1.17	14.2
SK-22-1184	148.25	152.20	3.95	0.53	13.6
SK-22-1184	155.50	158.50	3.00	1.03	7.0
SK-22-1184	163.00	166.00	3.00	1.10	4.9
SK-22-1184	171.60	176.50	4.90	0.51	2.5
SK-22-1185	26.00	48.50	22.50	1.37	1.6
SK-22-1185	94.85	95.90	1.05	1.04	52.1
SK-22-1185	121.00	122.50	1.50	0.49	13.8
SK-22-1185	171.00	180.00	9.00	0.78	4.2
SK-22-1185	183.20	197.00	13.80	1.04	9.3
SK-22-1185	245.50	246.00	0.50	1.14	17.3
SK-22-1186	5.20	6.00	0.80	0.51	451.0
SK-22-1186	25.00	29.00	4.00	0.58	10.3
SK-22-1186	32.93	38.50	5.57	0.57	2.4
SK-22-1186	91.50	96.00	4.50	0.37	18.9
SK-22-1187	1.45	7.87	6.42	0.95	1003.3
Including	2.00	4.20	2.20	1.27	2180.0
and	4.20	5.50	1.30	0.75	1245.0
SK-22-1187	15.57	17.00	1.43	0.63	5.9
SK-22-1187	26.50	28.00	1.50	1.16	0.7

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)
SK-22-1187	32.00	33.00	1.00	0.56	5.2
SK-22-1187	37.00	38.00	1.00	0.50	11.8
SK-22-1187	43.00	44.50	1.50	0.54	5.4
SK-22-1187	48.97	50.45	1.48	0.94	9.4
SK-22-1187	54.94	57.50	2.56	0.40	129.1
SK-22-1187	61.40	87.50	26.10	1.11	19.7
SK-22-1187	106.40	107.50	1.10	0.65	1.9
SK-22-1187	135.50	137.00	1.50	1.02	0.5
SK-22-1188	57.00	60.00	3.00	0.75	2.3
SK-22-1188	87.40	99.00	11.60	1.00	4.6
SK-22-1188	106.50	127.11	20.61	0.66	7.6
SK-22-1188	176.00	177.40	1.40	0.67	1.3
SK-22-1189	32.50	43.00	10.50	0.74	1.4
SK-22-1189	47.50	50.50	3.00	0.82	1.4
SK-22-1189	167.46	168.46	1.00	0.55	13.6
SK-22-1190	94.10	95.50	1.40	0.15	105.0
SK-22-1190	133.50	135.00	1.50	0.47	21.3
SK-22-1190	165.00	165.69	0.69	0.54	7.8
SK-22-1190	177.50	179.00	1.50	0.93	6.2
SK-22-1191	14.00	15.00	1.00	0.49	10.0
SK-22-1191	71.50	74.03	2.53	0.54	28.8
SK-22-1191	83.00	90.00	7.00	0.44	2.3
SK-22-1191	107.50	115.00	7.50	0.67	2.9
SK-22-1191	123.50	133.90	10.40	1.26	5.0
SK-22-1191	139.15	149.82	10.67	0.79	1.3
SK-22-1192	16.00	19.34	3.34	0.60	7.6
SK-22-1192	101.27	102.50	1.23	0.42	32.8
SK-22-1193	12.00	13.50	1.50	0.72	5.5
SK-22-1193	18.50	25.27	6.77	1.48	12.8
SK-22-1193	58.00	59.50	1.50	0.67	1.9
SK-22-1193	87.00	91.50	4.50	0.94	0.5
SK-22-1193	111.50	112.60	1.10	0.87	0.5

True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted composites. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1073	9966.8	9094.6	965.6	130.0	66.9	-50.1
SK-22-1077	9979.1	8837.4	998.4	127.5	316.8	-50.1
SK-22-1098	9976.5	9445.7	1020.7	161.0	302.1	-50.0
SK-22-1099	9683.5	10155.3	1009.0	226.0	97.0	-55.0
SK-22-1100	9766.6	9344.1	1099.5	291.0	56.9	-50.1
SK-22-1101	9767.5	9342.8	1099.4	291.0	97.3	-50.4
SK-22-1102	9768.5	9340.8	1099.3	300.0	137.1	-49.9
SK-22-1105	9670.5	9485.1	1133.7	199.0	66.7	-49.7
SK-22-1106	9670.4	9484.4	1133.7	331.0	77.2	-70.0
SK-22-1107	9539.4	10238.3	965.5	399.4	67.0	-50.0
SK-22-1108	9683.6	10155.5	1009.0	316.0	116.5	-55.3
SK-22-1109	9685.6	9749.9	1071.7	249.0	36.9	-69.9
SK-22-1110	9684.4	9753.7	1071.0	250.9	137.5	-55.2
SK-22-1111	9801.9	9693.3	1057.2	181.9	265.0	-82.1
SK-22-1114	9541.3	8535.6	1100.8	291.1	86.9	-65.0

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1115	9543.8	8534.3	1099.9	259.1	100.0	-50.0
SK-22-1116	9612.2	10614.2	880.2	398.0	95.1	-71.1
SK-22-1117	9638.7	8487.5	1051.2	241.0	72.1	-50.0
SK-22-1118	9539.4	10237.3	965.6	452.0	82.0	-50.0
SK-22-1119	9634.7	10014.3	1008.5	200.2	77.2	-65.2
SK-22-1120	9634.2	10013.0	1008.5	200.2	127.0	-55.2
SK-22-1121	9631.0	10018.7	1007.1	151.0	327.4	-60.3
SK-22-1123	9704.6	9953.1	1036.7	225.9	51.0	-72.0
SK-22-1124	9705.7	9949.0	1037.6	183.8	112.0	-52.0
SK-22-1125	9733.0	9989.5	1056.3	41.4	77.0	-45.0
SK-22-1126	9729.8	9987.3	1056.0	82.1	147.0	-56.0
SK-22-1127	9727.6	9987.5	1056.2	147.1	237.0	-60.0
SK-22-1128	9726.5	9989.0	1056.2	131.7	267.0	-56.0
SK-22-1129	9763.8	9916.8	1066.5	82.0	337.0	-45.4
SK-22-1130	9763.4	9916.1	1066.7	138.0	310.0	-45.0
SK-22-1132	9761.1	9876.9	1066.8	120.0	312.2	-45.0
SK-22-1133	9688.1	9816.1	1068.6	205.1	92.0	-69.0
SK-22-1134	9741.8	9762.5	1067.8	193.2	70.0	-77.0
SK-22-1135	9734.3	9676.5	1085.8	136.1	65.0	-44.8
SK-22-1136	9733.1	9673.6	1085.4	231.7	71.9	-75.9
SK-22-1137	9733.7	9674.8	1085.7	201.6	77.0	-73.0
SK-22-1138	9733.8	9673.7	1085.7	201.0	85.0	-66.0
SK-22-1139	9735.3	9674.0	1086.3	225.0	87.2	-51.0
SK-22-1140	9962.2	9910.1	980.5	189.5	2.2	-67.2
SK-22-1141	9963.4	9911.1	980.4	210.0	36.7	-59.9
SK-22-1142	10072.9	9941.8	969.2	144.4	167.1	-62.1
SK-22-1143	10071.8	9941.4	969.4	150.6	215.0	-72.0
SK-22-1144	10070.3	9943.4	969.1	144.0	278.9	-68.0
SK-22-1145	10105.8	10088.6	972.4	163.3	67.6	-75.1
SK-22-1146	10108.4	10087.5	972.5	150.5	101.7	-45.5
SK-22-1147	10107.1	10083.7	972.0	171.0	147.1	-45.0
SK-22-1148	10103.2	10083.8	971.9	187.2	206.9	-70.4
SK-22-1149	10099.2	10087.1	970.7	234.5	261.3	-45.1
SK-22-1150	10101.9	10086.2	971.5	177.3	276.6	-87.0
SK-22-1151	10100.7	10087.1	971.2	256.0	291.9	-57.1
SK-22-1152	10101.8	10087.1	971.5	223.4	307.1	-68.1
SK-22-1153	9699.3	9633.6	1092.7	241.3	79.2	-67.2
SK-22-1154	9699.5	9633.3	1092.8	239.0	95.1	-58.8
SK-22-1155	9700.8	9633.7	1093.4	239.0	96.0	-47.3
SK-22-1156	9742.2	9597.2	1093.8	150.0	58.0	-45.0
SK-22-1157	9742.5	9591.6	1095.6	181.8	89.2	-45.2
SK-22-1158	9739.8	9588.2	1097.0	221.4	97.3	-55.9
SK-22-1159	10137.2	10380.3	970.9	211.0	93.0	-79.0
SK-22-1160	10133.0	10381.4	970.6	279.0	275.1	-52.1
SK-22-1161	10133.6	10382.6	970.8	265.0	275.9	-67.2
SK-22-1162	10134.4	10381.0	970.7	250.0	294.1	-82.7
SK-22-1163	10055.8	9996.9	959.9	189.0	337.0	-59.9
SK-22-1164	10056.0	9995.9	960.3	142.3	307.1	-64.9
SK-22-1165	10081.1	10000.7	960.5	140.1	152.0	-82.1
SK-22-1166	10080.1	10000.3	960.3	157.5	186.0	-54.1
SK-22-1167	10079.0	10002.5	959.8	155.5	297.1	-77.3
SK-22-1168	9777.8	9593.9	1101.2	114.9	35.4	-45.1
SK-22-1169	9776.8	9595.3	1100.9	102.4	96.7	-45.3
SK-22-1170	10100.8	10332.3	973.9	245.3	57.1	-89.0
SK-22-1171	10101.4	10330.7	973.3	242.1	97.2	-76.0

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1172	10097.7	10331.8	974.7	286.6	267.7	-59.0
SK-22-1173	10103.4	10333.9	973.4	280.9	282.0	-75.2
SK-22-1174	10081.8	10293.1	971.7	220.3	107.0	-56.9
SK-22-1175	10081.3	10293.7	971.7	229.7	107.1	-75.0
SK-22-1176	10077.6	10294.8	971.5	169.6	286.9	-84.9
SK-22-1177	9762.5	9651.6	1074.1	75.0	71.7	-45.4
SK-22-1178	10078.9	10127.4	964.0	282.2	271.1	-45.0
SK-22-1179	10079.2	10127.9	964.0	240.7	280.3	-54.1
SK-22-1180	10079.6	10128.2	964.0	282.3	283.1	-45.0
SK-22-1181	10107.0	10220.8	959.6	150.5	112.2	-61.0
SK-22-1183	10106.4	10220.5	959.5	170.0	132.0	-79.6
SK-22-1184	10103.8	10222.4	958.5	201.6	292.3	-77.9
SK-22-1185	10103.7	10222.7	958.4	266.9	294.8	-60.1
SK-22-1186	10114.0	10159.3	967.9	161.9	114.0	-52.0
SK-22-1187	10112.7	10160.9	968.0	163.4	117.1	-72.0
SK-22-1188	10109.3	10160.2	969.1	205.7	282.1	-75.3
SK-22-1189	10087.5	10176.0	962.9	255.7	288.1	-58.0
SK-22-1190	10088.3	10176.4	962.9	198.5	282.2	-70.0
SK-22-1191	10110.8	10161.3	968.5	181.9	292.0	-88.0
SK-22-1192	10150.9	10044.9	985.4	118.1	125.0	-45.1
SK-22-1193	10151.4	10045.2	985.5	112.6	124.9	-72.2